

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

Hiroyuki Sugimoto
Chairman and Chief Executive Officer
SYLA Technologies Co., Ltd.
Ebisu Prime Square Tower 7F, 1-1-39
Hiroo, Shibuya-ku, Tokyo, Japan

> **Re: SYLA Technologies Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed December 6, 2022**
> **File No. 333-268420**

Dear Hiroyuki Sugimoto:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed December 6, 2022

Risk Factors
As a "foreign private issuer" we are permitted, and intend, to follow certain home country corporate governance..., page 21

1. We note your response to comment 3 and reissue the comment. Please revise to ensure that your risk factor disclosure is consistent with your disclosure elsewhere. Specifically, please expand your risk factor disclosure to address your plan to follow Japanese law with respect to the quorum requirement. Alternatively, you may include a cross reference here to your discussion under Corporate Governance Practices on page 113.

Description of Business, page 82

2.   We note your response to comment 6 that you "do not engage directly in crypto mining"; however, it appears you offer services, through both the sale and maintenance of mining machines as well as your AI switch system, that facilitate crypto mining. Please revise your disclosure throughout the prospectus to specify your role in this space, including to address recent trends and developments. We note, for example, your statements on page 87 regarding the "deterioration of the crypto currency market conditions since mid-September 2022" and delays in part deliveries for computer production.

Note 2 - Summary of Significant Accounting Policies
(n) Revenue Recognition, page F-47

3.   We note your response to comment 15. Please provide us with further details describing how the mining machine operations and management service arrangements operate. In your response, please tell us which party performs mining operations and who is responsible for making mining operational decisions, including but not limited to, the type of crypto currency to mine (e.g., bitcoin, ether, or other), as well as when to start and stop mining. Also, tell us if your customers mine on an individual basis or if you provide a service to coordinate your customers' mining efforts. Lastly, clarify if you hold any crypto assets on behalf of your customers or any other third party.

4.   We note your response to comment 15. Please explain in greater detail the fee structure for providing mining machine operation and management services, including whether it is flat (e.g., flat monthly fee) or variable (e.g., percentage of fees earned for successful mining efforts). If fees vary by the service provided, please also clarify the differences in fee structure for each type of service.

Exhibits

5.   We note Exhibit 23.4 filed in response to comment 5 is not signed and does not explicitly reference the registrant or the filing. Please have the Japan Marketing Research Organization provide a signed consent expressly stating that it consents to the use of its name and the referenced information in this registration statement. Refer to Rule 436 of Regulation S-K.

Hiroyuki Sugimoto
SYLA Technologies Co., Ltd.
December 14, 2022
Page 3

You may contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3457 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Craig D. Linder, Esq.